Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

February 9, 2026

c/o Meitar Law Offices 16 Abba Hillel

Silver Rd., Ramat Gan, 5250608

Dear Shareholder:

You are cordially invited to attend the Special General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 4:00 p.m., Israel time, on Wednesday, March 4, 2026, at the registered offices of Meitar | Law Offices, legal counsel to the Company, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matter set forth in the attached Notice of the Special General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” the proposal on the agenda, as specified in the enclosed Proxy Statement.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on February 12, 2026, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

/s/ Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Abba Hillel Silver Rd.,

Ramat Gan, 5250608, Israel

PROXY STATEMENT

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on March 4, 2026

This Proxy Statement is furnished to the holders of ordinary shares, par value of 1.8 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of Meitar | Law Offices, the Company’s legal counsel, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (“Meitar’s Offices”) on March 4, 2026, at 4:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matter:

1.	To approve a framework for a reverse split of the Company’s Ordinary Shares in the range of a ratio between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the board of directors (the “Board”) within 18 months following the date of the Meeting, and to amend the Company’s amended and restated articles of association (the “Articles”) accordingly (the “Proposal”).

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on February 12, 2026 (the “Record Date”).

As of February 9, 2026, the Company had outstanding 6,581,390 Ordinary Shares. Each Ordinary Share outstanding as of the close of business on February 12, 2026, is entitled to one vote upon the Proposal to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to March 5, 2026, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Section 64 of the Articles, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt the Proposal to be presented at the Meeting.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to Meitar’s Offices, Attention: Elad Ziv, Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or delivered to Broadridge Financial Solutions, Inc. (“Broadridge”), at 51 Mercedes Way, Edgewood, NY 11717, in an enclosed envelope no later than 11:59 p.m. EDT on March 3, 2026, or no later than 11:59 p.m. EDT on March 4, 2026, if the Meeting was adjourned, or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or Broadridge at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposal set forth in the Notice of Special General Meeting of Shareholders.

If you are a record holder of shares, to vote via the internet or via telephone, please follow the instructions indicated on the proxy card.

Meeting Agenda

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is February 16, 2026, such proposal may be submitted to Meitar’s Offices, Attention: Elad Ziv, Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or by facsimile to +972-3-6938447, no later than Monday, February 16, 2026 at 23:59 Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, February 23, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

PROPOSAL 1

APPROVAL OF A FRAMEWORK FOR A REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES

Background

On February 8, 2026, the Board approved, subject to the approval of our shareholders, a framework for a reverse split of the Company’s Ordinary Shares, in the range of a ratio of between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the approved range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting, and to amend the Company’s Articles accordingly (the “Reverse Split”).

On January 29, 2026, the Company received a written notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. If at any time during this period the closing bid price of our Ordinary Shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. Accordingly, the primary intent of conducting the Reverse Split is to increase the share price of our Ordinary Shares to enable the Company to meet the minimum bid price requirement of Nasdaq. On February 6, 2026, the closing price of our Ordinary Shares on the Nasdaq Capital Market was $0.6639.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, our Board has resolved to approve a framework which allows for the conduction of multiple reverse share splits, in order to remain in compliance with the minimum bid price requirement for an elongated period of time.

The Company believes that the Reverse Split is advisable, so that its Ordinary Shares may be more attractive to a broader range of investors and to maintain compliance with the Nasdaq minimum bid price requirement for continued listing if the price of the Company’s Ordinary Shares does not otherwise increase. The Board believes that the anticipated increased share price resulting from the Reverse Split may generate additional interest in trading the Company’s Ordinary Shares.

The Company is therefore seeking the approval of its shareholders to effect the Reverse Split, in one or more increments, such that, depending on the ratio, every two Ordinary Shares and up to every two hundred and fifty Ordinary Shares shall be consolidated into one Ordinary Share, the par value per Ordinary Share will be increased proportionately, and the Company’s Articles shall be amended accordingly. If the Proposal is approved by the Company’s shareholders, our Board will have the discretionary authority, within 18 months from the Meeting, to determine whether to implement such Reverse Split, the number of increments, and the exact ratio and the effective date of each increment, such that the maximum range of the Reverse Split shall remain 1:250. Following such determination, if any, by our Board, we will issue a press release or file a Form 6-K with the SEC announcing the effective date of the Reverse Split and will amend our Articles accordingly to effect such Reverse Split.

Implementation of the Reverse Split

If the Reverse Split is implemented, the number of authorized shares including the issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio selected by the Board and the par value per Ordinary Share will be increased proportionately. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to our 2013 Incentive Share Option Plan (the “Plan”), as well as the number of shares and exercise prices subject to outstanding options under the Plan and the number of shares subject to outstanding RSUs under the Plan shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat Ordinary Shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose Ordinary Shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of Ordinary Shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their Ordinary Shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split Ordinary Shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our Ordinary Shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our Ordinary Shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our Ordinary Shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding Ordinary Shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a framework for a reverse split of the Company’s Ordinary Shares in the range of a ratio between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting, and to amend the Company’s Articles accordingly, as detailed in the Proxy Statement, dated February 9, 2026.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Prof. David Sidransky
Lead Independent Director
Ramat Gan, Israel
February 9, 2026